UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of May 2007
Commission File Number 001-15190
SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(State or other jurisdiction of incorporation or organization)
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal
R.R. District — 500855
Hyderabad, Andhra Pradesh, India
(91) 40-3063 3535
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

This Report on Form 6-K shall be incorporated by reference in the:
1. Registration Statement on Form S-8 (No. 333—13772) of Satyam Computer Services Limited (the “Company”), filed by the Company with the Securities and Exchange Commission on July 31, 2001; and
2. Registration Statement on Form S-8 (No. 333—139949) of the Company, filed by the Company with the Securities and Exchange Commission on January 12, 2007.
Other Events
On May 2, 2007, the Company regretfully announced the death of Mr. V.P. Rama Rao, who was an independent director and had been a member of the Company’s Board of Directors since July 1991.
The Company’s directors as of May 2, 2007 are set forth below:

Name	Position
B. Ramalinga Raju	Chairman
B. Rama Raju	Managing Director and Chief Executive Officer
Rammohan Rao Mynampati	President and Whole Time Director
Dr. Mangalam Srinivasan	Director
Krishna G. Palepu	Director
Vinod K. Dham	Director
M. Rammohan Rao	Director
T.R. Prasad	Director
V.S. Raju	Director

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: May 3, 2007

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Sr. Vice President — Corporate Governance & Company Secretary